Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

CIBT Education Group Inc. (the "Company")
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7

Item 2. Date of Material Change

July 15, 2010

Item 3. News Release

A news release was disseminated through Canada Newswire on July 19, 2010.

Item 4. Summary of Material Change

The Company has filed a registration statement on Form F-1 with the United States Securities Exchange Commission (the “SEC”).

Item 5.1 Full Description of Material Change

The Company filed a registration statement on Form F-1 with the SEC on July 15, 2010 relating to the offering described in the Company’s news release dated November 18, 2009. The registration statement will be filed on SEDAR and is available on the SEC website at the following address: http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001123870&owner=include&count=40

Item 5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9. Date of Report

July 19, 2010